Exhibit 99.2

Editorial Contacts Investor Relations ir@iPass.com 650-232-4113

iPass to Return up to $40 Million of Capital to Stockholders

Company Settles Proxy Contest With Foxhill and Appoints a Foxhill Nominee to the Board

REDWOOD SHORES, Calif. — June 3, 2009 — iPass Inc. (NASDAQ: IPAS), a global provider of services that unify the management of enterprise mobility, today announced that its board of directors has determined to take steps to return up to $40 million to stockholders under certain conditions, which determination has been reflected in a settlement agreement with Foxhill Opportunity Master Fund, L.P. (Foxhill).  iPass also announced that, as part of the settlement agreement with Foxhill, the iPass board of directors has agreed to immediately appoint a Foxhill nominee, Kenneth H. Traub, to the board of directors. In return, Foxhill will withdraw its previously announced notice to solicit proxies to elect three of its nominees on the iPass board of directors at the 2009 annual meeting of stockholders.  As a result, Foxhill will not be delivering any proxies it receives at the 2009 annual meeting.

The settlement agreement calls for the board of directors to declare a $20 million cash dividend to stockholders “as soon as practicable” following stockholder approval, at a special meeting of stockholders, of an amendment to iPass’ outstanding stock options and equity awards, and related plans. The amendment would provide that the value of the equity awards would not be impaired by the dividend. The special meeting is expected to occur in the third quarter of 2009.

The board of directors has also determined to return up to an additional $20 million to stockholders by the end of 2009 through a tender offer, cash dividend or other form determined by the board of directors, subject to certain conditions.

Mr. Traub, the Foxhill nominee, will serve a term that expires at the 2009 annual meeting. Given that he met certain conditions, the board of directors agreed to nominate him at the 2009 annual meeting for election to a term that expires at the 2012 annual meeting.  Mr. Traub is a private investor and strategic management consultant. Mr. Traub served as vice president and corporate advisor of JDS Uniphase Corporation (JDSU), a provider of optical products and test and measurement solutions for the communications industry, from February 2008 to September 2008. He served as president, chief executive officer and a member of the board of directors of American Bank Note Holographics (ABNH), a producer and marketer of optical security devices, from April 1999 to February 2008, at which time ABNH was acquired by JDSU. Mr. Traub managed an extensive turnaround of ABNH, and under his leadership, ABNH's stockholders enjoyed a gain of over 1000% from 2001 through the sale to JDSU.  He will serve as the Foxhill designee, and will be appointed to the iPass board’s Corporate Governance and Nominating Committee and the Compensation Committee.

iPass also announced that it intends to appoint Gary Griffiths to the board of directors, following the resignation of an incumbent director after the 2009 annual meeting.  Mr. Griffiths will be nominated at or shortly following the 2009 annual meeting.  With the election of this candidate and of Mr. Traub, the board of directors will be fixed at 10 directors.  The size of the board of directors will not be increased to more than 10 directors before the 2010 annual meeting pursuant to the terms of the settlement agreement.

Gary Griffiths is chairman and CEO of LiteScape Technologies, a private company that develops and sells VoIP and mobile software applications. Prior to joining LiteScape, Gary was a vice president at Cisco and President of Product and Operations at Web-EX prior to its acquisition by Cisco. Griffiths is a thirty–five year veteran of the high–tech industry.  Griffiths was the founding CEO of on–demand desktop management company Everdream, which was sold to Dell in 2007.  In 1995, he was co-founder and CEO of SegaSoft Networks, one of the pioneers in interactive entertainment, which was sold to Sega in 1999. Gary held senior management positions with IBM for more than 16 years. A graduate of the United States Naval Academy, Gary served as an officer aboard nuclear fast attack submarines for five years, and was an associate professor of systems engineering at the US Naval Academy. Gary has a B.S. in Aerospace Engineering from the United States Naval Academy and an M.S. in business administration from the George Washington University.  He is on the board of directors of Silicon Graphics International (NASD: SGI) and Simco Electronics, and is an advisor to Parthenon Capital and a number of private technology companies.

Under the settlement agreement, until December 31, 2010 (or earlier if a Foxhill nominee no longer serves on the board of directors), Foxhill will support the iPass board of directors’ proxy slates and not support or participate in any “withhold the vote” or similar campaign or support any nominees other than the board of directors’ slate; will not propose or support any proxy resolutions or conduct any proxy solicitations against the recommendation of the board of directors; and will propose nominees or proxy resolutions only to the board of directors’ Corporate Governance and Nominating Committee.

The settlement agreement also provides that the iPass board of directors will continue to recommend that iPass stockholders vote in favor of the proposal to declassify the board at the 2009 annual meeting.

“The board will welcome the contributions of the new Directors, and is pleased that this agreement will allow everyone at iPass to keep their focus on achieving positive operating cash flow and non-GAAP profitability in fiscal 2009," said Evan Kaplan, president and chief executive officer of iPass.  "The determination to return significant cash to our stockholders is a strong statement of the board’s confidence that we are well on the path toward completing our corporate transformation and driving renewed revenue growth and profitability.”

Neil Weiner, the managing member of Foxhill Capital Partners, LLC, the investment manager of Foxhill, commented, “We are very pleased that the board has determined to return capital to stockholders and to appoint one of our highly qualified nominees who is committed to maximizing the value of iPass shares for all stockholders, and continues to support the declassification proposal.” Mr. Weiner added, “We are encouraged by the board’s responsiveness to stockholders and believe Mr. Traub and Mr. Griffiths will add significant expertise to the board.”

As previously reported, iPass had approximately $68 million in cash and cash equivalents and short-term investments at March 31, 2009, and 62.6 million shares outstanding as of April 30, 2009.

About iPass

iPass helps enterprises unify the management of remote and mobile connectivity and devices. With iPass software and services, customers can create easy-to-use broadband solutions for their mobile workers, home offices and branch and retail locations, complete with device management, security validation and unified billing. iPass offerings are powered by its leading global virtual network, on-demand management platform, and award-winning client software. The iPass global virtual network unifies hundreds of wireless, broadband and dial-up providers in over 160 countries. Hundreds of Global 2000 companies rely on iPass services, including General Motors, Nokia, and Reuters. Founded in 1996, iPass is headquartered in Redwood Shores, Calif., with offices throughout North America, Europe and Asia.

About Foxhill

Foxhill Capital Partners, LLC, located in Princeton, New Jersey, is the investment    advisor to Foxhill, a Cayman Islands exempted limited partnership that acts as a collective investment vehicle.

Cautionary Statements

The statement in this press release regarding iPass' belief that it is on the path toward renewed revenue growth and profitability is a forward-looking statement. Actual results may differ materially from the expectations contained in this statement due to a number of risks and uncertainties, including: the rate of decline in use of narrowband/dial technology as a means of enterprise connectivity may be faster than iPass predicts; the risk that the current economic downturn and the associated customer layoffs and travel reductions will have a greater negative impact on iPass than it predicts; the risk that the swine flu will cause travel reductions that will have a greater negative impact on iPass than it predicts; the risk that iPass will not be able to generate broadband revenues in the manner expected; rapidly emerging changes in the nature of markets served by iPass, which may not be compatible with iPass' services; increased competition, which may cause pricing pressure on the fees iPass charges; iPass could unexpectedly lose current integrated broadband access points if one or more current broadband access point providers perceive iPass' services to be competing with the provider's services in a manner that renders the relationship with iPass detrimental to the provider; iPass may not be able to establish additional relationships with broadband access point providers, including providers of 2.5G/3G Mobile Data, at the level iPass expects if it is unable to negotiate such relationships on terms acceptable to both iPass and the providers on the timeframe iPass currently expects for any number of reasons, including perceived competition with the providers; and iPass may not be able to generate revenue from new services if market acceptance of those new services is not as iPass expects. Detailed information about potential factors that could potentially affect iPass' business, financial condition and results of operations is included in iPass' Quarterly Report on Form 10-Q under the caption "Factors Affecting Operating Results," in Item 2 of that report, filed with the Securities and Exchange Commission (the "SEC") on May 8, 2009 and available at the SEC's Web site at www.sec.gov. iPass undertakes no responsibility to update the information in this press release if any forward-looking statement later turns out to be inaccurate.

In addition, the return of capital described above is subject to certain conditions being met, which if they do not occur may result in no amounts, or a lesser amount, being returned to stockholders in the form of a dividend, stock repurchase or other form.

iPass® is a registered trademark of iPass Inc.

Tender offer statement

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which would be mailed to shareholders promptly following commencement of the offer. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Shareholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by iPass Inc. with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, shareholders also may obtain a copy of these documents, free of charge, from iPass Inc.’s information agent, if any, to be appointed in connection with the offer.